United States securities and exchange commission logo





                              December 20, 2020

       Lindsay Giguiere
       Chief Executive Officer
       Greenfield Groves Inc.
       18575 Jamboree Road #6
       Irvine, CA 92612

                                                        Re: Greenfield Groves
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed November 23,
2020
                                                            File No. 024-11369

       Dear Ms. Giguiere:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed November 23, 2020

       Summary
       Background Information, page 2

   1. You state that as a Nevada benefit corporation, you intend to balance the interests of your stockholders, the
interests of those materially affected by your conduct, and your public benefit purposes.
Please discuss in an appropriate location in your offering statement the factors you will
consider in determining the objectives and standards by which the public benefit performance
will be measured. Please also disclose how shareholders will understand whether you
have met those objectives and standards and whether you
                                                        have developed any key
performance metrics to measure success.
   2. Please revise to highlight in this section that even if the maximum amount of the offering is sold, your executive
officers would continue to hold significant control. Please also revise here and in the
last risk factor on page 26 to discuss the percentage of voting
 Lindsay Giguiere
FirstName
Greenfield LastNameLindsay Giguiere
           Groves Inc.
Comapany20,
December   NameGreenfield
              2020        Groves Inc.
December
Page 2    20, 2020 Page 2
FirstName LastName
         control your executive officers will hold following the offering, as we note that your
         CEO's Series A Preferred Stock holdings entitles her to additional voting power.
Our Products and Services, page 4

3.       We note your disclosure that your founder developed, "   Luxuries of
Life,    a modern,
         intuitive content platform and resource aimed to support women and all the luxuries that life has to offer, with a focus on health, beauty, fashion, travel, and lifestyle" and that your management plans to rely on the data driven technologies with the platform. Please disclose who owns the "Luxuries of Life" platform and provide additional details on the
         "data driven technologies" you plan to rely on. In addition, to the extent you do not own the platform please include additional disclosure on any agreements in place which allows you to use the platform or information derived from the platform.
4. We note your statement here that Herban Goods' product line is a "science-backed series of product collections." We also note your discussion in the Description of Business section referencing various products that are "aligned with science-based formulations,"
         which have been developed with "scientists," and discussing the various therapeutic benefits to be provided by such products. As examples only, we note you state that Herban
         Goods will have an acne treatment line, pain creams, wound creams, chest rubs to lower bronchial ailments and inflammation in the chest and lungs, arthritis creams, and pet treatment products. Products that are intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended to affect the structure or any function of the body are considered drugs under the Federal Food, Drug and Cosmetic Act and subject to FDA approval. Please expand your disclosures to discuss the scientific research that has been conducted on your products to support your claims, the FDA regulations that are applicable to your products regarding the testing, manufacture, packaging and labeling of your products, and the status of required FDA approvals. Alternatively, substantially revise your disclosures to remove references to unsubstantiated therapeutic claims regarding your products.
The Marketplace and Competition, page 5

5. Please revise to define your use of the terms "nutraceuticals" market and an "adaptogens"
         segment. Please also revise your offering statement as appropriate to clearly explain which of your products are in this market, and how you are complying with applicable FDA regulations. We note that the term "nutraceutical" has no meaning in FDA rules and regulations.
Risk Factors, page 7

6.       We note that you entered into an Asset Purchase Agreement with
Healthcare
         Technologies LLC for which closing will not occur until your offering statement is declared effective and you have raised at least $1,000,000 in gross proceeds under the agreement and subject to your satisfaction of certain closing conditions. Please add a risk
 Lindsay Giguiere
FirstName
Greenfield LastNameLindsay Giguiere
           Groves Inc.
Comapany20,
December   NameGreenfield
              2020        Groves Inc.
December
Page 3    20, 2020 Page 3
FirstName LastName
         factor discussing the material closing conditions of this agreement and the risk that this transaction may not close, and expand the first summary risk factor bullet on page 6 to disclose that the transaction will not close until you have raised at least $1,000,000.
7. Please revise the conflicts of interest risk factor on page 27 to disclose that a portion of the proceeds from this offering will be used to fund executive compensation, including approximately $908,000 in accrued officer salaries, and revise the heading of the risk factor to also reference this conflict.
Use of Proceeds, page 29

8. We note your statement that you reserve the right to use a portion of the proceeds to repay outstanding indebtedness. Please revise to describe the material terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness. See Instruction 6 to Item 6. We also note that you state elsewhere, including on page 31, that your purchase of the telehealth platform is conditioned on you raising at least $1 million in gross proceeds in this offering, and that you "budgeted $3,000,000 for the launch of the telehealth platform."
         To the extent that any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, revise to describe and state the cost of the assets. See Instruction 7 to Item 6. Also revise to clarify whether there would be any material changes to your plan for the telehealth platform if you sell 25% or less of the securities being offered.
Telehealth Practitioner-to-Consumer Platform, page 31

9. We note your disclosure regarding the three key strategic differentiators of your telehealth platform: "(1) a robust direct-to-consumer virtual communication channel, which will leverage artificial intelligence to maximize the qualification and matching of leads to practitioners; (2) built-in partnerships and technical connections with popular third-party health and wellness digital applications; and (3) compliant data capturing and sharing between consumers and practitioners which will generate enhanced health and wellness results, as well as greater customer lifetime value." Please revise your disclosure to discuss whether or not these differentiators exists in the current platform you are acquiring pursuant to the Asset Purchase Agreement with Healthcare Technologies LLC. To the extent that these capabilities are not currently part of the existing platform, please revise to clearly state this, explain the platform's current capabilities, and discuss your anticipated development timeline.
Science-Backed Formulations and Branded Finished Products, page 33

10. We note your disclosure here on the various product lines you plan to offer under your
         Herban Goods brands. Please revise your disclosure to more clearly differentiate the various stages of development for each of your material product lines, including by clearly identify the steps that you have taken towards development, the anticipated timeline, and
 Lindsay Giguiere
FirstName
Greenfield LastNameLindsay Giguiere
           Groves Inc.
Comapany20,
December   NameGreenfield
              2020        Groves Inc.
December
Page 4    20, 2020 Page 4
FirstName LastName
         the steps that remain. For example only, we note that you state that you are "in the manufacturing stage" for some of your products but it is unclear how advanced you are on other product lines.
Marketing Objectives and Positioning Summary, page 36

11.      We note your disclosure that your Herban Goods products, "supports the
consumer   s
         health and wellness journey with products made with high-quality ingredients, efficacy and transparency." Please remove all statements that present your conclusions regarding the efficacy of your products.
Market Opportunities and Competition, page 37

12. We note your disclosure that you are "pursuing a unique market position in the following markets, which, in the aggregate, comprise part of the $4.5+ trillion-dollar global wellness economy." Please revise to clearly explain your basis for this $4.5+ trillion aggregate figure or delete your discussion of it. To the extent this figure is retained, please revise your discussion to explain the portion relevant to women as we note your statements that your "offerings are primarily targeted at women."
Securities Being Offered, page 48

13. We note that your forum selection provision in Article 8 of your Amended and Restated
         Articles of Incorporation identifies the Eighth Judicial District Court of Clark County,
         Nevada (or, if no state district court in the State of Nevada has jurisdiction, then a federal court located within the State of Nevada) as the exclusive forum for certain litigation,
         including any    derivative action.    Please disclose whether this
provision applies to actions
         arising under the Securities Act or Exchange Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. In addition, please revise to describe the provision, and state the risks of the provision or other impacts on shareholders, and any uncertainty about enforceability.
14. We note that Section 11 of your form subscription agreement provides that for any suit, action or other proceeding arising out of or based upon such agreement, the federal and state courts located within the geographical boundaries of Orange County, California shall have exclusive jurisdiction, and your disclosures on page 49. In light of your exclusive
 Lindsay Giguiere
Greenfield Groves Inc.
December 20, 2020
Page 5
       forum provision in your Articles of Incorporation, please revise to clearly explain how these two provisions are intended to interact.
15. We note that Section 9 of the form of subscription agreement you filed provides that the subscriber is subject to a lock-up period if requested by you and the lead underwriter.
       Please revise this section to discuss this provision, and also highlight this restriction elsewhere as appropriate, such as your offering summary section.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,
FirstName LastNameLindsay Giguiere
                                                             Division of
Corporation Finance
Comapany NameGreenfield Groves Inc.
                                                             Office of Life
Sciences
December 20, 2020 Page 5
cc:       Rebecca G. DiStefano
FirstName LastName